Filed by TD Banknorth Inc.
(Commission File No. 000-51179)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Hudson United Bancorp
(Commission File No.: 001-08660)
     Attached is a press release issued by TD Banknorth Inc. on October 24, 2005.

TD Banknorth reports third quarter results.
(Third Quarter Earnings Conference Call at 10:30 a.m. Eastern Time today, October 24, 2005. Dial-in number for USA and Canada is 800-638-5439. International dial-in number is 617-614-3945. Passcode for both numbers is 47614076. Replay number for USA and Canada is 888-286-8010. International replay dial-in number is 617-801-6888. Replay passcode for both is 81244819. Live webcast and webcast replay available at www.tdbanknorth.com, Investor Relations.)
     Highlights for the third quarter include:
•	On a per diluted share basis, earnings, excluding the amortization of identifiable intangible assets, merger and consolidation costs and the change in unrealized loss on derivatives, were up 7% in the third quarter of 2005 as compared to the third quarter of 2004.

•	Solid noninterest income growth — noninterest income increased 11% during the third quarter as compared to the third quarter a year ago;

•	Net interest margin remained above 4% — net interest margin was 4.09% during the third quarter of 2005 up from 3.68% during the third quarter of 2004;

•	Asset quality remained strong — the percentage of nonperforming loans to total loans was 0.32% at September 30, 2005;

•	Capital ratios improved — the Company’s total risk-based capital increased to 11.72% at September 30, 2005 from 10.43% at June 30, 2005.
PORTLAND, Maine—(BUSINESS WIRE)—October 24, 2005—TD Banknorth Inc. (“TD Banknorth” or the “Company”) (NYSE: BNK) today announced net income of $88.7 million for the third quarter ended September 30, 2005 as compared to net income of $97.8 million for the third quarter ended September 30, 2004. On a per diluted share basis, net income was 51 cents for the third quarter of 2005 as compared to 55 cents for the same quarter a year ago.
Earnings for the nine months ended September 30, 2005 were $218.4 million as compared to $283.9 million for the same period in 2004. On a per diluted share basis, earnings for the nine months ended September 30, 2005 were $1.23 as compared to $1.65 for the same period a year ago.
GAAP earnings were impacted by three items in the third quarter of 2005. First, as a result of the use of purchase accounting to account for the acquisition of a majority interest in TD Banknorth by TD Bank Financial Group, the after-tax impact of the amortization of identifiable intangible assets amounted to $19.5 million for the quarter or 11 cents per diluted share. Second, the after-tax effects of merger and consolidation costs for the quarter of $755,000 and third, the after-tax effect of the change in unrealized loss on derivatives of $462,000, together amounted to 1 cent per diluted share.
Excluding the above items, earnings for the quarter ended September 30, 2005 were $109.5 million, up 6% from $103.7 million for the third quarter of 2004. On a per diluted share basis excluding the above items, earnings for the third quarter of 2005 were 63 cents, up 7% from 59 cents for the same quarter a year ago.

For the nine month period ended September 30, 2005, earnings excluding the after-tax impact of the amortization of identifiable intangible assets, the after-tax effects of merger and consolidation costs, the after-tax effect of the change in unrealized loss on derivatives and charges related to the Company’s deleveraging strategies, were $330.4 million, up 12% from $296.2 million for the same period in 2004. On a per diluted share basis excluding the above items, earnings for the nine months ended September 30, 2005 were $1.86, up 8% from $1.72 for the same period a year ago.
“Given the current interest rate environment, I am pleased with our results.” said William J. Ryan, TD Banknorth Chairman, President and Chief Executive Officer. “Asset quality remained strong, our capital ratios improved and we saw strong gains in noninterest income.”
Average loans and leases increased 10% during the quarter ended September 30, 2005 compared to the same quarter a year ago, including increases of 9% for average commercial real estate mortgages, 9% for average commercial business loans and leases 14% for average consumer loans and leases, and 4% for average residential real estate mortgages. Total average loans and leases increased 15% during the nine months ended September 30, 2005 as compared to the same period in 2004. Excluding the impact of acquisitions and the impact of purchase accounting, commercial real estate mortgages, commercial and consumer business loans and leases increased 7.5% for the quarter ended September 30, 2005 as compared to the same period a year ago.
Securities available for sale at September 30, 2005 increased slightly to $4.4 billion from $4.1 billion at June 30, 2005 and represented 14% of total assets. As compared to the same period one year ago, securities available for sale decreased by $2.8 billion due, in large part, to the Company’s deleveraging strategies implemented in the fourth quarter of 2004 and the first quarter of 2005.
Average deposits increased 4% during the quarter ended September 30, 2005 as compared to the quarter ended September 30, 2004. During the three months ended September 30, 2005 average noninterest bearing deposits increased 7%, average retail money market and NOW accounts increased 4% and average regular savings accounts were essentially flat as compared to the three months ended September 30, 2004. Total average deposits increased 7% for the nine months ended September 30, 2005 as compared to the same period in 2004, with average noninterest bearing deposits increasing 13% for the nine months ended September 30, 2005. Excluding acquisitions and the impact of purchase accounting, for the quarter ended September 30, 2005, average demand deposits increased 5% and average core deposits (noninterest bearing deposits, retail money market and NOW accounts and regular savings accounts) were consistent with the level in the same period for the prior year.
Net interest income was $249.0 million for the third quarter of 2005, a 5% increase as compared to $238.0 million for the third quarter of 2004. For the nine months ended September 30, 2005, the Company’s net interest income was $754.4 million, up 10% from $683.1 million for the nine months ended September 30, 2004.

The Company’s net interest margin for the quarter ended September 30, 2005 was 4.09% as compared to 3.68% for the quarter ended September 30, 2004 and 4.12% for the quarter ended June 30, 2005. The Company’s net interest margin was negatively impacted as compared to the second quarter of 2005 in part by a continued flattening of the yield curve in the third quarter of 2005.
The Company’s provision for loan and lease losses amounted to $5.5 million for the quarter ended September 30, 2005, as compared to $10.7 million for the quarter ended September 30, 2004 and $3.6 million for the quarter ended June 30, 2005. The ratio of reserve for credit losses to nonperforming loans increased to 369% at September 30, 2005 from 335% at June 30, 2005.
Asset quality remained strong during the third quarter. As a percentage of total loans and leases, nonperforming loans amounted to 0.32% at September 30, 2005, as compared to 0.36% at September 30, 2004 and 0.35% at June 30, 2005. Total net chargeoffs for the quarter ended September 30, 2005 amounted to $6.3 million as compared to $8.8 million for the same period a year ago and $3.6 million for the quarter ended June 30, 2005.
Noninterest income increased by 11% in the third quarter of 2005 as compared to the third quarter of 2004, led by increases in noninterest income from deposit services of 25%, merchant and electronic banking income of 15%, loan fee income of 37% and other noninterest income of 15%. For the nine months ended September 30, 2005, excluding net securities gains/losses, adjustments on loans held for sale and changes in unrealized losses on derivatives, noninterest income increased 12% as compared to the same period in 2004.
Noninterest expense increased $37.5 million in the third quarter of 2005 versus the same period a year ago, largely due to a $28.7 million increase in the amortization of identifiable intangible assets. Excluding the amortization of identifiable intangible assets, merger and consolidation costs and prepayment penalties on borrowings associated with the Company’s deleveraging strategies, noninterest expense increased 8% in the third quarter of 2005 as compared to the same period in 2004. For the nine months ended September 30, 2005, excluding the same items, noninterest expense increased by 12% as compared to the same period in 2004 due, in large part, to expenses associated with the acquisition of BostonFed Bancorp in January 2005.
The Company’s capital ratios continued to improve. At September 30, 2005, the Company’s ratio of tangible equity to tangible assets improved to 5.6% from 5.5% at June 30, 2005, its tier 1 leverage capital ratio increased to 7.0% from 6.6% at June 30, 2005 and its total risk based capital ratio increased to 11.7% from 10.4% at June 30, 2005.
The improvement in total risk-based capital was attributable, in large part, to the issuance by TD Banknorth, N.A., the Company’s primary operating subsidiary, of approximately $229 million in subordinated debt during the third quarter of 2005 which qualifies as Tier 2 regulatory capital. As announced by the Company on September 13, 2005, the subordinated debt was issued in Canadian dollars in a private placement in Canada through TD Securities, as agent, and was unconditionally guaranteed by The Toronto-

Dominion Bank (“TD”). The structure of the subordinated debt offering and the guarantee by TD allowed TD Banknorth to lower its overall borrowing and transaction costs associated with the offering by approximately $425,000 per year annualized over the expected life of the offering. Related to the offering, the Company recorded a one-time expense of $685,000 to cancel a rate lock agreement tied to the 10-year U.S. Treasury rate which was previously entered into in contemplation of a domestic subordinated debt offering.
As detailed in the accompanying financial information, the Company’s cash return on average tangible assets for the three months ended September 30, 2005 was 1.64% as compared to 1.49% for the same period a year ago and the Company’s cash return on average tangible equity for the third quarter of 2005 was 29.39% as compared to 26.87% for the same period a year ago. For the nine months ended September 30, 2005, the Company’s cash return on average tangible assets was 1.63% as compared to 1.48% for the same period in 2004 while the Company’s cash return on average tangible equity for the nine months ended September 30, 2005 was 29.20% as compared to 26.55% for the same period a year ago.
On July 12, 2005, the Company announced it had entered into a definitive agreement to acquire Hudson United Bancorp. (NYSE: HU) for approximately $1.9 billion in stock and cash. The acquisition, subject to both Hudson United and TD Banknorth shareholder approval, as well as customary regulatory approvals, is anticipated to close in the first quarter of 2006.
About TD Banknorth Inc.
TD Banknorth Inc. is a leading banking and financial services company headquartered in Portland, Maine and a majority-owned subsidiary of TD Bank Financial Group. At September 30, 2005, TD Banknorth had $31.8 billion of total consolidated assets and provided financial services to over 1.3 million households in the Northeast. TD Banknorth’s banking subsidiary, TD Banknorth, N.A., operates banking divisions in Maine, New Hampshire, Massachusetts, Connecticut, Vermont and upstate New York. TD Banknorth and TD Banknorth, N.A. also operate subsidiaries and divisions in insurance, wealth management, merchant services, mortgage banking, government banking and other financial services and offer investment products in association with PrimeVest Financial Services, Inc. The TD Banknorth common stock trades on the New York Stock Exchange under the symbol “BNK”. For more information, visit http://www.tdbanknorth.com.
Notes: On May 16, 2005, the Company announced that it had adopted purchase accounting to account for TD Bank Financial Group’s acquisition of a majority interest in the Company on March 1, 2005. To most accurately reflect the application of purchase accounting, the accompanying financial statements use the term “predecessor” to refer to the results of Banknorth Group, Inc., the predecessor entity to TD Banknorth Inc., at the dates and for the periods ending on or prior to February 28, 2005, which are based on historical accounting, and the term “successor” to refer to the results of TD Banknorth Inc. at the dates and for the periods beginning on or after March 1, 2005, which are based on the application of purchase accounting. To assist in the comparability of the Company’s financial results and to make it easier to discuss and understand these results, the financial information discussed herein and presented in the accompanying financial statements combine the “predecessor period” January 1, 2005 to February 28, 2005 with the applicable “successor period” thereafter. Due to the application of purchase accounting as of March 1, 2005, results for the combined periods may not be comparable to the results for the respective predecessor periods. For a detailed discussion of the impact of purchase accounting on the Company’s balance sheet and income statement, reference is made to the Company’s first quarter 2005 earnings release dated May 16, 2005.
This news release contains financial information determined by methods other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company’s management uses these non-GAAP measures in its analysis of the Company’s performance. These measures typically adjust GAAP performance measures to exclude the effects of charges and expenses related to the consummation of mergers and acquisitions and costs related to the integration of merged entities, as well as the amortization of intangible assets in the case of “cash basis” performance measures. These non-GAAP measures also may exclude other significant gains or losses that are unusual in nature, such as securities gains and losses and prepayment penalties incurred in connection with deleveraging strategies. Because these items and their impact on the Company’s performance are difficult to predict, management believes that presentations of financial measures excluding the impact of these items provide useful supplemental information that is essential to a proper understanding of the operating results of the Company’s core businesses. These disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures which may be presented by other companies.
This news release contains certain forward-looking statements with respect to the financial condition, results of operations and business of TD Banknorth. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited, to, changes in general economic conditions, interest rates, deposit flows, loan demand, competition, legislation or regulation and accounting principles, policies or guidelines, as well as other economic, competitive, governmental, regulatory and accounting and technological factors affecting TD Banknorth’s operations. In addition, acquisitions may result in large one-time charges to income, may not produce revenue enhancements or cost savings at levels or within time frames originally anticipated and may result in unforeseen integration difficulties. Investors are encouraged to access TD Banknorth’s periodic reports filed with the Securities and Exchange Commission for financial and business information regarding TD Banknorth, including information which could affect TD Banknorth’s forward-looking statements. TD Banknorth does not undertake any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.
This news release may be deemed to be solicitation material in respect of the proposed merger of TD Banknorth and Hudson United. In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the SEC. Shareholders of TD Banknorth and shareholders of Hudson United are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that will be part of the registration statement, because they will contain important information about the proposed merger. The final joint proxy statement/prospectus will be mailed to shareholders of TD Banknorth and shareholders of Hudson United. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from TD Banknorth, Two Portland Square, P.O. Box 9540, Portland, Maine 04112-9540,

Attention: Investor Relations, or from Hudson United, 1000 MacArthur Boulevard, Mahwah, New Jersey 07430, Attention: Investor Relations.
TD Banknorth, Hudson United and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transaction. Information regarding TD Banknorth’s directors and executive officers is available in TD Banknorth’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on April 20, 2005, and information regarding Hudson United’s directors and executive officers is available in Hudson United’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 23, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
CONTACT: TD Banknorth Inc.
Jeff Nathanson, 207-761-8517

TD Banknorth Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS (Unaudited)

	Successor	Predecessor		Successor
	September 30,	September 30,	%	June 30,	%
(In thousands)	2005	2004	Change	2005	Change
Cash and due from banks	$741,983	$575,840	29%	$793,345	-6%
Federal funds sold and other short-term investments	7,576	4,031	88%	6,393	19%
Securities available for sale	4,410,425	7,189,720	-39%	4,143,013	6%
Securities held to maturity	69,021	94,026	-27%	74,856	-8%

Loans and leases held for sale	45,989	47,487	-3%	53,318	-14%
Loans and leases:
Residential real estate mortgages	3,048,411	3,096,739	-2%	3,259,283	-6%
Commercial real estate mortgages	6,716,035	6,182,835	9%	6,698,632	0%
Commercial business loans and leases	4,178,327	3,856,296	8%	4,272,272	-2%
Consumer loans and leases	6,028,411	5,274,921	14%	5,798,475	4%

Total loans and leases	19,971,184	18,410,791	8%	20,028,662	0%
Less: Allowance for loan and lease losses	228,334	242,885	-6%	228,168	0%

Loans and leases, net	19,742,850	18,167,906	9%	19,800,494	0%

Premises and equipment	313,151	285,940	10%	308,018	2%
Goodwill	4,549,355	1,369,112	232%	4,550,679	0%
Identifiable intangible assets	696,401	52,593	NM	727,442	-4%
Bank-owned life insurance	566,836	517,359	10%	560,942	1%
Other assets	671,659	682,070	-2%	765,835	-12%

	$31,815,246	$28,986,084	10%	$31,784,335	0%

Liabilities & Shareholders’ Equity

Deposits:
Regular savings	$2,630,947	$2,572,473	2%	$2,661,337	-1%
Retail money market and NOW accounts	8,398,406	7,924,839	6%	7,977,996	5%
Retail certificates of deposit	4,863,471	4,646,725	5%	4,681,623	4%
Brokered deposits	61,576	575	NM	73,489	-16%
Noninterest bearing deposits	4,668,178	4,225,861	10%	4,570,156	2%

Total deposits	20,622,578	19,370,473	6%	19,964,601	3%

Borrowings from the Federal Home Loan Bank	558,112	1,479,160	-62%	1,607,869	-65%
Federal funds purchased and securities sold under repurchase agreements	2,651,338	3,453,476	-23%	2,344,006	13%
Subordinated debt and senior notes	607,414	354,684	71%	376,291	61%
Other borrowings	40,688	758,479	-95%	59,153	-31%
Junior subordinated debentures	368,796	311,636	18%	371,355	-1%
Deferred tax liability related to other identifiable intangible assets	258,017	18,408	NM	269,517	-4%
Other liabilities	244,680	193,526	26%	318,047	-23%

Total liabilities	25,351,623	25,939,842	-2%	25,310,839	0%

Shareholders’ equity	6,463,623	3,046,242	112%	6,473,496	0%

	$31,815,246	$28,986,084	10%	$31,784,335	0%

NM — Calculated % change is not meaningful.

TD Banknorth Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF EARNINGS (Unaudited)
(In thousands, except per share data)

	Combined	Predecessor		Successor	Predecessor
	Nine Months	Nine Months		Three Months	Three Months
	Ended	Ended		Ended	Ended
	September 30,	September 30,	%	September 30,	September 30,	%
	2005	2004	Change	2005	2004	Change
Interest and dividend income	$1,036,775	$922,948	12%	$350,679	$323,677	8%
Interest expense	282,412	239,840	18%	101,682	85,701	19%

Net interest income	754,363	683,108	10%	248,997	237,976	5%
Provision for loan and lease losses	11,166	29,670	-62%	5,500	10,670	-48%

Net interest income after provision for loan and lease losses	743,197	653,438	14%	243,497	227,306	7%

Noninterest income:
Deposit services	94,493	80,995	17%	34,558	27,583	25%
Insurance brokerage commissions	39,712	38,431	3%	12,216	12,417	-2%
Merchant and electronic banking income, net	43,665	37,196	17%	15,824	13,723	15%
Wealth management services	31,561	29,300	8%	10,662	10,280	4%
Loan fee income	23,843	19,529	22%	8,031	5,842	37%
Bank-owned life insurance	18,198	17,503	4%	5,994	5,732	5%
Investment planning services	14,859	14,619	2%	4,708	4,634	2%
Net securities gains/(losses)	(48,022)	10,060	-577%	1,014	3,124	-68%
Loans held for sale — lower of cost or market adjustment	(7,114)	—	NM	—	—	NM
Change in unrealized loss on certain derivatives	5,954	—	NM	(711)	—	NM
Other noninterest income	29,352	25,785	14%	11,311	9,862	15%

	246,501	273,418	-10%	103,607	93,197	11%

Noninterest expense:
Salaries and employee benefits	308,023	266,473	16%	102,059	91,935	11%
Occupancy and equipment	91,731	83,051	10%	29,945	27,940	7%
Data processing	34,327	31,573	9%	11,675	11,118	5%
Advertising and marketing	22,284	20,105	11%	7,503	6,278	20%
Amortization of identifiable intangible assets	74,193	6,367	NM	31,041	2,379	NM
Merger and consolidation costs (1)	37,722	11,351	232%	1,163	5,603	-79%
Prepayment penalties on borrowings	6,303	—	NM	—	—	NM
Other noninterest expense	80,588	78,822	2%	28,343	28,945	-2%

	655,171	497,742	32%	211,729	174,198	22%

Income before income tax expense	334,527	429,114	-22%	135,375	146,305	-7%
Income tax expense	116,113	145,169	-20%	46,634	48,534	-4%

Net Income	$218,414	$283,945	-23%	$88,741	$97,771	-9%

Weighted average shares outstanding:
Basic	176,822	168,646	5%	173,661	173,271	0%
Diluted	177,858	172,201	3%	174,398	176,756	-1%
Earnings per share:
Basic	$1.24	$1.68	-26%	$0.51	$0.56	-9%
Diluted	1.23	1.65	-25%	0.51	0.55	-7%

(1)	Merger and consolidation costs consist of merger charges and certain asset write-downs.

NM — calculated % change is not meaningful

TD Banknorth Inc. and Subsidiaries

SELECTED FINANCIAL HIGHLIGHTS (Unaudited)
(In thousands, except per share data)

	Combined	Predecessor		Successor	Predecessor
	Nine Months	Nine Months		Three Months	Three Months
	Ended	Ended		Ended	Ended
	September 30,	September 30,	%	September 30,	September 30,	%
	2005	2004	Change	2005	2004	Change
Net interest income	$754,363	$683,108	10%	$248,997	$237,976	5%
Net income	$218,414	$283,945	-23%	$88,741	$97,771	-9%
Shares outstanding (end of period)	173,615	174,023	0%	173,615	174,023	0%
Weighted average shares outstanding:
Basic	176,822	168,646	5%	173,661	173,271	0%
Diluted	177,858	172,201	3%	174,398	176,756	-1%

Earnings per share:
Basic	$1.24	$1.68	-26%	$0.51	$0.56	-9%
Diluted	$1.23	$1.65	-25%	$0.51	$0.55	-7%

Shareholders’ equity (end of period)	$6,463,623	$3,046,242	NM	$6,463,623	$3,046,242	NM
Book value per share (end of period)	$37.23	$17.50	NM	$37.23	$17.50	NM
Tangible book value per share (end of period)	8.50	9.44	-10%	8.50	9.44	-10%

			Nominal			Nominal
			Inc/(Dec)			Inc/(Dec)

RATIOS & OTHER INFORMATION:
Net interest margin, fully-taxable equivalent basis	4.06%	3.67%	0.39%	4.09%	3.68%	0.41%

Return on average assets	0.93%	1.35%	-0.42%	1.11%	1.33%	-0.22%
Return on average equity	5.04%	13.61%	-8.57%	5.44%	13.24%	-7.80%

At period end:
Tangible equity/tangible assets	5.55%	5.96%	-0.41%	5.55%	5.96%	-0.41%
Tier 1 leverage capital ratio	6.99%	6.95%	0.04%	6.99%	6.95%	0.04%
Tier 1 risk based capital ratio	8.54%	9.42%	-0.88%	8.54%	9.42%	-0.88%
Total risk based capital ratio	11.72%	11.62%	0.10%	11.72%	11.62%	0.10%

Nonperforming loans (1)	$63,960	$65,923	($1,963)	$63,960	$65,923	($1,963)
Total nonperforming assets (1)	$66,889	$67,979	($1,090)	$66,889	$67,979	($1,090)
Nonperforming loans as a % of total loans	0.32%	0.36%	-0.04%	0.32%	0.36%	-0.04%
Nonperforming assets as a % of total assets	0.21%	0.23%	-0.02%	0.21%	0.23%	-0.02%

Full service banking offices	397	387		397	387
FINANCIAL INFORMATION AND RATIOS EXCLUDING CERTAIN ITEMS (Non-GAAP Financial Information):
See pages 15 and 16 for a reconciliation table of non-GAAP financial information.

Earnings per diluted share, GAAP basis	$1.23	$1.65	-0.42	$0.51	$0.55	-0.04
Merger & consolidation costs, per diluted share, net of tax (2)	0.15	0.05	0.10	—	0.03	-0.03
Change in unrealized loss on certain derivatives, per diluted share, net of tax	(0.02)	—	-0.02	0.01	—	0.01
Deleveraging losses, per diluted share, net of tax (3)	0.23	—	0.23	—	—	—

Earnings per diluted share, as adjusted	1.59	1.70	-0.11	0.52	0.58	-0.06
Amortization of intangibles, per diluted share, net of tax	0.27	0.02	0.25	0.11	0.01	0.10

Earnings per diluted share, as adjusted	$1.86	$1.72	0.14	0.63	0.59	0.04

Noninterest income as a percent of total income (4)	28.16%	27.83%	0.33%	29.32%	27.46%	1.86%
Noninterest income (4)	$295,682	$263,358	$32,324	$103,305	$90,073	$13,232

Return on average assets (5)	1.20%	1.39%	-0.19%	1.12%	1.39%	-0.27%
Cash return on average tangible assets (5) (6)	1.63%	1.48%	0.15%	1.64%	1.49%	0.15%

Return on average equity (5)	6.54%	14.00%	-7.46%	5.51%	13.82%	-8.31%
Cash return on average tangible equity (5) (6)	29.20%	26.55%	2.65%	29.39%	26.87%	2.52%

Noninterest expense (7)	$536,954	$480,025	$56,929	$179,527	$166,216	$13,311
Efficiency ratio (8)	57.87%	51.39%	6.48%	59.77%	51.39%	8.38%
Cash efficiency ratio (9)	51.14%	50.72%	0.42%	50.96%	50.67%	0.29%

(1)	During the three months ended March 31, 2005, in connection with the use of purchase accounting for the transaction with TD on March 1, 2005, nonperforming loans and nonperforming assets were reduced by $21.4 million of specific reserves on impaired loans which were applied to reduce the loan balance under SOP 03-3 “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”.

(2)	Merger and consolidation costs consist of merger related charges and certain asset write-downs.

(3)	Deleveraging losses/(gains) consist of losses on securities sales, lower of cost or market adjustments and prepayment penalties on borrowings incurred in connection with a balance sheet restructuring in the first quarter of 2005.

(4)	Excludes securities gains/(losses), lower of cost or market adjustments, and gains/losses on certain derivatives.

(5)	Excludes merger and consolidation costs, changes in unrealized loss on certain derivatives, and deleveraging losses/(gains), net of related tax benefits.

(6)	Cash ratios reflect adjustments to exclude the effects of intangible assets, net of related taxes.

(7)	Excludes pre-tax merger and consolidation costs, prepayment penalties on borrowings, and amortization of intangible assets.

(8)	Excludes securities gains/(losses), lower of cost or market adjustments, prepayment penalties on borrowings, and gains/losses on certain derivatives, and merger and consolidation costs.

(9)	Excludes securities gains/(losses), lower of cost or market adjustments, prepayment penalties on borrowings, merger and consolidation costs, gains/losses on certain derivatives, and amortization of intangible assets.
Ratios are annualized where appropriate.

TD Banknorth Inc. and Subsidiaries

CONSOLIDATED AVERAGE BALANCE SHEETS (Unaudited)

	Successor		Predecessor

	Three Months Ended September 30,		Three Months Ended September 30,

	2005		2004

	Average	Yield/	Average	Yield/
(Dollars in thousands)	Balance	Rate	Balance	Rate

Assets

Loans and leases (1)
Residential real estate mortgages	$3,246,891	5.52%	$3,135,400	4.95%
Commercial real estate mortgages	6,719,570	6.11%	6,158,271	5.76%
Commercial loans and leases	4,180,982	6.04%	3,827,919	4.93%
Consumer loans and leases	5,918,342	5.94%	5,185,483	5.10%

	20,065,785	5.95%	18,307,073	5.26%
Securities	4,341,490	4.80%	7,651,673	4.36%
Federal funds sold and other short-term investments	15,611	1.66%	5,609	1.55%

Total earning assets	24,422,886	5.74%	25,964,355	4.98%

Bank-owned life insurance	563,040		508,425
Goodwill	4,549,680		1,369,166
Identifiable intangible assets	715,078		53,568
Noninterest-earning assets	1,484,288		1,280,594

Total assets	$31,734,972		$29,176,108

Liabilities & Shareholders’ Equity

Interest-bearing deposits:
Regular savings	$2,605,428	0.33%	$2,603,474	0.29%
Retail money market and NOW accounts	8,187,345	1.54%	7,884,927	0.80%
Retail certificates of deposit	4,841,020	2.21%	4,672,879	1.91%
Brokered deposits	62,505	3.82%	506	1.63%

Total interest-bearing deposits	15,696,298	1.55%	15,161,786	1.05%
Borrowed funds	4,411,042	3.62%	6,652,815	2.73%

Total interest-bearing liabilities	20,107,340	2.01%	21,814,601	1.56%
Noninterest bearing deposits	4,546,766		4,236,569
Deferred tax liability related to other identifiable intangible assets	265,588		18,749
Other liabilities	338,178		167,454
Shareholders’ equity	6,477,100		2,938,735

Total liabilities and shareholders’ equity	$31,734,972		$29,176,108

Net earning assets	$4,315,546		$4,149,754

Net interest income (fully-taxable equivalent)	$251,087		$239,655
Less: fully-taxable equivalent adjustments	(2,090)		(1,679)

Net interest income	$248,997		$237,976

Net interest rate spread (fully-taxable equivalent)		3.73%		3.42%
Net interest margin (fully-taxable equivalent)		4.09%		3.68%

(1)	Loans and leases include portfolio loans and leases, loans held for sale and nonperforming loans.

TD Banknorth Inc. and Subsidiaries

CONSOLIDATED AVERAGE BALANCE SHEETS (Unaudited)

	Combined (1)		Predecessor

	Nine Months Ended September 30,		Nine Months Ended September 30,

	2005		2004

	Average	Yield/	Average	Yield/
(Dollars in thousands)	Balance	Rate	Balance	Rate

Assets

Loans and leases (2)
Residential real estate mortgages	$3,570,839	5.35%	$2,950,094	5.04%
Commercial real estate mortgages	6,609,568	5.98%	5,861,892	5.74%
Commercial loans and leases	4,121,366	5.82%	3,630,870	4.82%
Consumer loans and leases	5,703,486	5.78%	5,017,428	5.08%

	20,005,259	5.78%	17,460,284	5.24%
Securities	5,002,727	4.73%	7,523,082	4.30%
Federal funds sold and other short-term investments	14,434	2.09%	5,562	1.27%

Total earning assets	25,022,420	5.57%	24,988,928	4.95%
Bank-owned life insurance	555,616		498,736
Goodwill	3,875,544		1,267,703
Identifiable intangible assets	588,958		44,905
Noninterest-earning assets	1,444,605		1,237,075

Total assets	$31,487,143		$28,037,347

Liabilities & Shareholders’ Equity

Interest-bearing deposits:
Regular savings	$2,648,151	0.30%	$2,562,340	0.29%
Retail money market and NOW accounts	8,102,660	1.27%	7,551,311	0.79%
Retail certificates of deposit	4,775,911	1.96%	4,684,097	1.94%
Brokered deposits	68,256	3.85%	170	1.63%

Total interest-bearing deposits	15,594,978	1.33%	14,797,918	1.07%
Borrowed funds	5,228,368	3.25%	6,394,319	2.53%

Total interest-bearing liabilities	20,823,346	1.81%	21,192,237	1.51%
Noninterest bearing deposits	4,374,659		3,875,740
Deferred tax liability related to other identifiable intangible assets	178,710		15,717
Other liabilities	311,701		166,492
Shareholders’ equity	5,798,727		2,787,161

Total liabilities and shareholders’ equity	$31,487,143		$28,037,347

Net earning assets	$4,199,074		$3,796,691

Net interest income (fully-taxable equivalent)	$760,397		$687,822
Less: fully-taxable equivalent adjustments	(6,034)		(4,714)

Net interest income	$754,363		$683,108

Net interest rate spread (fully-taxable equivalent)		3.76%		3.44%
Net interest margin (fully-taxable equivalent)		4.06%		3.67%

(1)	Includes two months of average balances based on historical cost and seven months of average balances including purchase accounting and fair value adjustments. Had TD’s acquisition of a majority interest in TD Banknorth occurred at the beginning of the first quarter, noninterest-earning assets, total assets, shareholders’ equity, and total liabilities and shareholders’ equity would have been approximately $1.0 billion higher than the amounts in the above table, primarily related to intangible assets.

(2)	Loans and leases include portfolio loans and leases, loans held for sale and nonperforming loans.

TD Banknorth Inc. and Subsidiaries

Asset Quality (unaudited)
(Dollars in thousands)

	Successor	Successor	Successor		Predecessor	Predecessor
	9/30/2005	6/30/2005	3/31/2005		12/31/2004	9/30/2004
Nonperforming assets:
Residential real estate mortgages	$6,531	$6,165	$8,614		$7,846	$7,274
Commercial real estate mortgages	29,224	30,353	23,553	(1)	29,948	33,249
Commercial business loans and leases	21,306	26,776	24,520	(1)	32,421	18,573
Consumer loans and leases	6,899	6,816	6,229		7,344	6,827

Total nonperforming loans and leases	63,960	70,110	62,916		77,559	65,923

Other nonperforming assets, net	2,929	3,796	6,012		3,544	2,056

Total nonperforming assets	$66,889	$73,906	$68,928	(1)	$81,103	$67,979

Allowance for loan and lease losses	$228,334	$228,168	$228,165		$243,152	$242,885
Liability for unfunded credit commitments	7,607 (2)	6,807	6,707		6,600	6,600

Total reserve for credit losses	$235,941	$234,975	$234,872		$249,752	$249,485

Net loan charge-offs (recoveries):

Residential real estate mortgages	($125)	$89	$57		($9)	$86
Commercial real estate mortgages	1,717	(391)	4,032		(486)	(530)

Total real estate mortgages	1,592	(302)	4,089		(495)	(444)
Commercial business loans and leases	3	(230)	545		5,594	2,939
Consumer loans and leases	4,739	4,126	5,481		5,305	6,310

Total net charge-offs	$6,334	$3,594	$10,115		$10,404	$8,805

Ratios:

Reserve for credit losses to total loans and leases	1.18%	1.17%	1.20	%(1)	1.34%	1.36%
Reserve for credit losses to nonperforming loans	368.89%	335.15%	373.31%		322.02%	378.45%
Nonperforming loans to total loans and leases	0.32%	0.35%	0.32%		0.42%	0.36%
Nonperforming assets to total assets	0.21%	0.23%	0.21%		0.28%	0.23%
Net charge-offs to average loans — QTD (3)	0.13%	0.07%	0.21%		0.22%	0.19%

(1)	The decreases in nonperforming assets and total reserve for credit losses reflect the application of specific reserves against certain nonperforming loans and leases to the carrying value of such assets in connection with the use of purchase accounting to account for TD’s acquisition of a majority interest in TD Banknorth on March 1, 2005. Specific reserves of $6.9 million and $14.5 million were applied to reduce the individual loan balances on impaired commercial real estate loans and impaired commercial business loans and leases, respectively.

(2)	Includes provision of $800 thousand during the quarter

(3)	Annualized.

TD Banknorth Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF EARNINGS (Unaudited)

	Successor		Combined	Predecessor
	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
(In thousands, except per share data)	9/30/2005	6/30/2005	3/31/2005	12/31/2004	9/30/2004
Interest and dividend income	$350,679	$342,447	$343,645	$327,900	$323,677
Interest expense	101,682	89,819	90,912	83,783	85,701

Net interest income	248,997	252,628	252,733	244,117	237,976
Provision for loan and lease losses	5,500	3,597	2,069	10,670	10,670

Net interest income after provision for loan and lease losses	243,497	249,031	250,664	233,447	227,306

Noninterest income:
Deposit services	34,558	31,751	28,182	28,326	27,583
Insurance brokerage commissions	12,216	13,604	13,892	11,880	12,417
Merchant and electronic banking income, net	15,824	14,727	13,114	13,368	13,723
Wealth management services	10,662	10,395	10,504	10,489	10,280
Loan fee income	8,031	8,892	6,921	6,926	5,842
Bank-owned life insurance	5,994	6,107	6,098	5,779	5,732
Investment planning services	4,708	5,462	4,689	4,799	4,634
Net securities gains/(losses)	1,014	1,439	(50,476)	(17,761)	3,124
Loans held for sale — lower of cost or market adjustment	—	386	(7,500)	—	—
Change in unrealized loss on derivatives	(711)	14,840	(8,175)	—	—
Other noninterest income	11,311	9,669	8,372	8,731	9,862

	103,607	117,272	25,621	72,537	93,197

Noninterest expense:
Salaries and employee benefits	102,059	105,096	100,868	90,138	91,935
Occupancy and equipment	29,945	31,048	30,738	29,320	27,940
Data processing	11,675	11,618	11,033	11,568	11,118
Advertising and marketing	7,503	8,087	6,695	5,445	6,278
Amortization of identifiable intangible assets	31,041	31,656	11,495	2,260	2,379
Merger and consolidation costs (1)	1,163	5,368	31,191	38,286	5,603
Prepayment penalties on borrowings	—	—	6,303	61,546	—
Other noninterest expense	28,343	27,460	24,786	28,796	28,945

	211,729	220,333	223,109	267,359	174,198

Income before income tax expense	135,375	145,970	53,176	38,625	146,305
Income tax expense	46,634	50,375	19,101	17,927	48,534

Net Income	$88,741	$95,595	$34,075	$20,698	$97,771

Weighted average shares outstanding:
Basic	173,661	173,428	183,393	177,071	173,271
Diluted	174,398	174,261	184,890	179,953	176,756
Earnings per share:
Basic	$0.51	$0.55	$0.19	$0.12	$0.56
Diluted	0.51	0.55	0.18	0.12	0.55

(1)	Merger and consolidation costs consist of merger charges and certain asset write-downs.

TD Banknorth Inc. and Subsidiaries

SELECTED FINANCIAL HIGHLIGHTS (Unaudited)

	Successor		Combined	Predecessor
	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
(In thousands, except per share data)	9/30/2005	6/30/2005	3/31/2005	12/31/2004	9/30/2004
Net interest income	$248,997	$252,628	$252,733	$244,117	$237,976
Net income	$88,741	$95,595	$34,075	$20,698	$97,771
Shares outstanding (end of period)	173,615	173,406	173,208	179,298	174,023
Weighted average shares outstanding:
Basic	173,661	173,428	183,393	177,071	173,271
Diluted	174,398	174,261	184,890	179,953	176,756

Earnings per share:
Basic	$0.51	$0.55	$0.19	$0.12	$0.56
Diluted	$0.51	$0.55	$0.18	$0.12	$0.55

Shareholders’ equity (end of period)	$6,463,623	$6,473,496	$6,348,493	$3,176,114	$3,046,242
Book value per share (end of period)	$37.23	$37.33	$36.65	$17.71	$17.50
Tangible book value per share (end of period)	$8.50	$8.45	$7.61	$9.91	$9.44

RATIOS & OTHER INFORMATION:

Net interest margin, fully-taxable equivalent basis	4.09%	4.12%	3.96%	3.87%	3.68%

Return on average assets	1.11%	1.20%	0.45%	0.29%	1.33%
Return on average equity	5.44%	5.98%	3.09%	2.66%	13.24%

At period end:
Tangible equity/tangible assets	5.55%	5.53%	4.91%	6.52%	5.96%
Tier 1 leverage capital ratio	6.99%	6.65%	6.29%	7.58%	6.95%
Tier 1 risk based capital ratio	8.54%	8.29%	7.97%	9.96%	9.42%
Total risk based capital ratio	11.72%	10.43%	10.13%	12.13%	11.62%

Nonperforming loans (1)	$63,960	$70,110	$62,916	$77,559	$65,923
Total nonperforming assets (1)	$66,889	$73,906	$68,928	$81,103	$67,979
Nonperforming loans as a % of total loans	0.32%	0.35%	0.32%	0.42%	0.36%
Nonperforming assets as a % of total assets	0.21%	0.23%	0.21%	0.28%	0.23%

Full service banking offices	397	395	396	386	387

FINANCIAL INFORMATION AND RATIOS EXCLUDING CERTAIN ITEMS (Non-GAAP Financial Information):
See page 15 for a reconciliation table of non-GAAP financial information.

Earnings per diluted share, GAAP basis	$0.51	$0.55	$0.18	$0.12	$0.55
Merger & consolidation costs, per diluted share, net of tax (2)	—	0.02	0.13	0.17	0.03
Change in unrealized loss on certain derivatives, per diluted diluted share, net of tax	0.01	(0.05)	0.03	—	—
Deleveraging losses, per diluted share, net of tax (3)	—	—	0.22	0.29	—

Earnings per diluted share, as adjusted	0.52	0.52	0.56	0.58	0.58
Amortization of intangibles, per diluted share, net of tax	0.11	0.11	0.04	0.01	0.01

Earnings per diluted share, as adjusted	$0.63	$0.63	$0.60	$0.59	$0.59

Noninterest income as a percent of total income (4)	29.32%	28.48%	26.64%	27.00%	27.46%
Noninterest income (4)	$103,305	$100,607	$91,771	$90,299	$90,073

Return on average assets (5)	1.12%	1.12%	1.38%	1.46%	1.39%
Cash return on average tangible assets (5) (6)	1.64%	1.64%	1.63%	1.55%	1.49%

Return on average equity (5)	5.51%	5.58%	9.45%	13.43%	13.82%
Cash return on average tangible equity (5) (6)	29.39%	31.32%	25.70%	24.89%	26.87%

Noninterest expense (7)	$179,525	$183,309	$174,120	$165,267	$166,216
Efficiency ratio (8)	59.77%	60.86%	53.88%	50.10%	51.39%
Cash efficiency ratio (9)	50.96%	51.89%	50.54%	49.42%	50.67%

(1)	During the three months ended March 31, 2005, in connection with the use of purchase accounting for the transaction with TD on March 1, 2005, nonperforming loans and nonperforming assets were reduced by $21.4 million of specific reserves on impaired loans which were applied to reduce the loan balance under SOP 03-3 “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”.

(2)	Merger and consolidation costs consist of merger related charges and certain asset write-downs.

(3)	Deleveraging losses/(gains) consist of losses on securities sales, lower of cost or market adjustments and prepayment penalties on borrowings incurred in connection with a balance sheet restructuring in the fourth quarter 2004 and the first quarter of 2005.

(4)	Excludes securities gains/(losses), lower of cost or market adjustments, and gains/losses on certain derivatives.

(5)	Excludes merger and consolidation costs, changes in unrealized loss on certain derivatives, and deleveraging losses/(gains), net of related tax benefits.

(6)	Cash ratios reflect adjustments to exclude the effects of intangible assets, net of related taxes.

(7)	Excludes pre-tax merger and consolidation costs, prepayment penalties on borrowings, and amortization of intangible assets.

(8)	Excludes securities gains/(losses), lower of cost or market adjustments, prepayment penalties on borrowings, gains/losses on certain derivatives, and merger and consolidation costs.

(9)	Excludes securities gains/(losses), lower of cost or market adjustments, prepayment penalties on borrowings, merger and consolidation costs, gains/losses on certain derivatives, and amortization of intangible assets.

Ratios are annualized where appropriate.

TD Banknorth Inc. and Subsidiaries

Reconciliation Table — Non-GAAP Financial Information (Unaudited)

	Successor		Combined	Predecessor
	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
(In thousands, except per share data)	9/30/2005	6/30/2005	3/31/2005	12/31/2004	9/30/2004
Net income (GAAP)	$88,741	$95,595	$34,075	$20,698	$97,771
Add back merger and consolidation costs, change in unrealized loss on derivatives, deleveraging losses/(gains), and amortization of intangibles, net of tax
Merger related	755	3,489	23,375	32,400	4,342
Change in unrealized loss on derivatives	462	(9,646)	5,314	—	—
Revised auto lease residual charge	—	—	—	(84)	—
Deleveraging losses/(gains)	—	(109)	41,562	51,560	—

Net income, as adjusted	89,958	89,329	104,326	104,574	102,113
Amortization of intangibles	19,540	19,769	7,472	1,470	1,547

Net income, as adjusted	$109,498	$109,098	$111,798	$106,044	$103,660

Diluted earnings per share (GAAP)	$0.51	$0.55	$0.18	$0.12	$0.55
Effects of merger and consolidation costs, net of tax	—	0.02	0.13	0.17	0.03
Effects of change in unrealized loss on derivatives, net of tax	0.01	(0.05)	0.03	—	—
Effects of deleveraging losses/(gains), net of tax	—	—	0.22	0.29	—

Diluted earnings per share, as adjusted	0.52	0.52	0.56	0.58	0.58
Effects of amortization of intangibles, net of tax	0.11	0.11	0.04	0.01	0.01

Diluted earnings per share, as adjusted	$0.63	$0.63	$0.60	$0.59	$0.59

Average Assets (GAAP)	$31,734,972	$32,008,478	$30,705,504	$28,576,401	$29,176,108
Average goodwill	(4,549,680)	(4,536,952)	(2,517,379)	(1,368,912)	(1,369,166)
Average identifiable intangible assets	(715,078)	(746,331)	(301,197)	(50,645)	(53,568)

Average tangible assets	26,470,214	26,725,195	27,886,928	27,156,844	27,753,374

Average Equity (GAAP)	$6,477,100	$6,415,590	$4,477,650	$3,096,887	$2,938,735
Average goodwill	(4,549,680)	(4,536,952)	(2,517,379)	(1,368,912)	(1,369,166)
Average identifiable intangible assets	(715,078)	(746,331)	(301,197)	(50,645)	(53,568)
Average deferred tax liability related to other identifiable intangible assets	265,588	264,676	105,419	17,726	18,749

Average tangible equity	1,477,930	1,396,983	1,764,493	1,695,056	1,534,750

Return on average assets (GAAP)	1.11%	1.20%	0.45%	0.29%	1.33%
Effects of merger and consolidation costs, net of tax	0.01%	0.04%	0.31%	0.45%	0.06%
Effects of change in unrealized loss on derivatives, net of tax	—	-0.12%	0.07%	—	—
Effects of deleveraging losses/(gains), net of tax	—	—	0.55%	0.72%	—
Effects of amortization of intangibles, net of tax	0.52%	0.52%	0.25%	0.09%	0.10%

Return on average assets, as adjusted	1.64%	1.64%	1.63%	1.55%	1.49%

Return on average equity (GAAP)	5.44%	5.98%	3.09%	2.66%	13.24%
Effects of merger and consolidation costs, net of tax	0.04%	0.21%	2.11%	4.15%	0.58%
Effects of change in unrealized loss on derivatives, net of tax	0.03%	-0.60%	0.48%	—	—
Effects of deleveraging losses/(gains), net of tax	—	-0.01%	3.77%	6.62%	—
Effects of amortization of intangibles, net of tax	23.88%	25.74%	16.25%	11.46%	13.05%

Return on average equity, as adjusted	29.39%	31.32%	25.70%	24.89%	26.87%

Efficiency ratio	60.05%	59.57%	80.15%	84.43%	52.60%
Effects of merger and consolidation costs	-0.16%	-1.19%	-11.29%	-12.08%	-1.21%
Effects of change in unrealized loss on derivatives	-0.12%	2.45%	-1.96%	—	—
Effects of deleveraging losses/(gains)	—	0.02%	-13.67%	-22.25%	—
Effects of amortization of intangibles	-8.81%	-8.96%	-2.69%	-0.68%	-0.72%

Efficiency ratio, as adjusted	50.96%	51.89%	50.54%	49.42%	50.67%

Noninterest Income	$103,607	$117,272	$25,621	$72,537	$93,197
Net securities (gains) losses	(1,014)	(1,439)	50,476	17,761	(3,124)
Lower of cost or market adjustments	—	(386)	7,500	—	—
Change in unrealized loss on derivatives	711	(14,840)	8,175	—	—

Noninterest Income, as adjusted	$103,304	$100,607	$91,772	$90,298	$90,073

Noninterest Expense	$211,729	$220,333	$223,109	$267,359	$174,198
Merger and consolidation costs	(1,163)	(5,368)	(31,191)	(38,286)	(5,603)
Prepayment penalties on borrowings	—	—	(6,303)	(61,546)	—

Excluding merger and consolidation costs and prepayment penalties	210,566	214,965	185,615	167,527	168,595
Amortization of intangibles	(31,041)	(31,656)	(11,495)	(2,260)	(2,379)

Noninterest Expense, as adjusted	$179,525	$183,309	$174,120	$165,267	$166,216

TD Banknorth Inc. and Subsidiaries

Reconciliation Table — Non-GAAP Financial Information (Unaudited)

	Combined	Predecessor
	Nine Months Ended	Nine Months Ended
(In thousands, except per share data)	9/30/2005	9/30/2004
Net income (GAAP)	$218,414	$283,945
Add back merger and consolidation costs, change in unrealized loss on derivatives, deleveraging losses/(gains), and amortization of intangibles, net of tax
Merger related	27,621	8,412
Change in unrealized loss on derivatives	(3,870)	—
Revised auto lease residual charge	—	(334)
Deleveraging losses/(gains)	41,453	—

Net income, as adjusted	283,618	292,023
Amortization of intangibles	46,781	4,139

Net income, as adjusted	330,399	296,162

Diluted earnings per share (GAAP)	$1.23	$1.65
Effects of merger and consolidation costs, net of tax	0.15	0.05
Effects of change in unrealized loss on derivatives, net of tax	(0.02)	—
Effects of deleveraging losses/(gains), net of tax	0.23	—

Diluted earnings per share, as adjusted	1.59	1.70
Effects of amortization of intangibles, net of tax	0.27	0.02

Diluted earnings per share, as adjusted	$1.86	$1.72

Average Assets (GAAP)	$31,487,143	$28,037,347
Average goodwill	(3,875,544)	(1,267,703)
Average identifiable intangible assets	(588,958)	(44,905)

Average tangible assets	27,022,641	26,724,739

Average Equity (GAAP)	$5,798,727	$2,787,161
Average goodwill	(3,875,544)	(1,267,703)
Average identifiable intangible assets	(588,958)	(44,905)
Average deferred tax liability related to other identifiable intangible assets	178,710	15,717

Average tangible equity	1,512,935	1,490,270

Return on average assets (GAAP)	0.93%	1.35%
Effects of merger and consolidation costs, net of tax	0.11%	0.04%
Effects of change in unrealized loss on derivatives, net of tax	-0.01%	—
Effects of deleveraging losses, net of tax	0.17%	—
Effects of amortization of intangibles, net of tax	0.43%	0.09%

Return on average assets, as adjusted	1.63%	1.48%

Return on average equity (GAAP)	5.04%	13.61%
Effects of merger and consolidation costs, net of tax	0.63%	0.39%
Effects of change in unrealized loss on derivatives, net of tax	-0.09%	—
Effects of deleveraging losses, net of tax	0.96%	—
Effects of amortization of intangibles, net of tax	22.66%	12.55%

Return on average equity, as adjusted	29.20%	26.55%

Efficiency ratio	65.46%	52.04%
Effects of merger and consolidation costs	-3.62%	-0.65%
Effects of change in unrealized loss on derivatives	0.37%	—
Effects of deleveraging losses/(gains)	-4.01%	—
Effects of amortization of intangibles	-7.06%	-0.67%

Efficiency ratio, as adjusted	51.14%	50.72%

Noninterest Income	$246,501	$273,418
Net securities (gains) losses	48,022	(10,060)
Lower of cost or market adjustments	7,114	—
Change in unrealized (gains) losses on derivatives	(5,954)	—

Noninterest Income, as adjusted	$295,683	$263,358

Noninterest Expense	$655,171	$497,742
Merger and consolidation costs	(37,722)	(11,351)
Prepayment penalties on borrowings	(6,303)	—

Excluding merger and consolidation costs and prepayment penalties	611,146	486,391
Amortization of intangibles	(74,193)	(6,367)

Noninterest Expense, as adjusted	$536,953	$480,024

TD Banknorth Inc. and Subsidiaries

Identifiable Intangible Assets
Estimated Future Amortization Expense (Unaudited)

	Core Deposit		Other Identifiable
	Intangibles		Intangibles		Total Indentifiable Intangibles
	Incremental		Incremental		Incremental
	Historical	at 3/1/05	Historical	at 3/1/05	Historical	at 3/1/05	Total
Amortization Expense:
January and February 2005 (Predecessor)	$1,237	$0	$324	$0	$1,561	$0	$1,561
March 2005 (Successor)	708	7,875	31	1,320	739	9,195	9,934

Three months ended March 31, 2005	1,945	7,875	355	1,320	2,300	9,195	11,495

Three months ended June 30, 2005	2,123	24,958	617	3,959	2,740	28,917	31,657
Three months ended September 30, 2005	2,123	24,625	334	3,959	2,457	28,584	31,041

Estimated Future Amortization Expense:
October 2005 through December 2005	2,120	24,625	186	3,958	2,306	28,583	30,889

Full Year 2005	8,311	82,083	1,492	13,196	9,803	95,279	105,082

2006	7,383	88,784	745	15,388	8,128	104,172	112,300
2007	6,584	68,249	745	14,656	7,329	82,905	90,234
2008	6,340	55,493	375	13,978	6,715	69,471	76,186
2009	6,340	45,327	375	13,348	6,715	58,675	65,390
thereafter	21,936	170,407	484	128,575	22,420	298,982	321,402